UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION




Washington, D.C. 20549




SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*




Penn West Petroleum

(Name of Issuer)




Common Stock

(Title of Class of Securities)



707887105

(CUSIP Number)




Ms.Qing Jian,Ho Cheuk Fund,2906 China Resources Bldg,
Wan Chai,HK;
(852) 3127 0600

(Name,Address and Tel No. of Person Authorized to
Receive Notices and Communications)




January 29, 2016

(Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d1(f) or 240.13d1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d 7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. ....707887105



1. Names of Reporting Persons.   Grand Honest Limited


I.R.S.Identification Nos. of above persons (entities only)





2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .

(b) See Exhibit 1






3.

SEC Use Only.




4.

Source of Funds (See Instructions)OO.
Purchased 4,000,000 shares
of Penn West Petroleum common stock for aggregate consideration of $2,875,591.




5.

Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) .




6.

Citizenship or Place of Organization Utah Corporation.
British Virgin Islands




Number of Shares Bene-ficially by Owned by Each
Reporting Person With





7.

Sole Voting Power




8.

Shared Voting Power.  4,000,000




9.

Sole Dispositive Power




10.

Shared Dispositive Power  4,000,000




11.

Aggregate Amount Beneficially Owned
by Each Reporting Person 4,000,000




12.

Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)




13.

Percent of Class Represented by Amount in Row (11)
0.7965%




14.

Type of Reporting Person (See Instructions)  IV




Item 1. Security and Issuer




707887105, common equity of Penn West Petroleum



Item 2. Identity and Background


(a)

Grand Honest Limited


(b)

2906 China Resources Building, Wan Chai, Hong Kong



(c)

Limited Corporation




(d)

No




(e)

No




(f)

British Virgin Islands











Item 3. Source and Amount of Funds or Other Consideration



Source: capital from investors of the fund;
Amount: US$2,875,591
to purchase 4,000,000 shares of common stock of Penn West Petroleum; 0.7965% of total shares outstanding, calculated based on 502.2 million shares of common stock outstanding as of January 29, 2016



Item 4. Purpose of Transaction

financial investment



(a) N/A

(b) N/A

(c) N/A

(d) N/A

(e) N/A

(f) N/A

(g) N/A

(h) N/A

(i) N/A

(j) None




Item 5. Interest in Securities of the Issuer





(a)

4,000,000 shares, 0.7965% of total shares outstanding.


(b)

N/A




(c)

N/A




(d)

N/A




(e)

N/A




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer no relationships with the issuer. The purchase is purely for financial investment purpose.



Item 7. Material to Be Filed as Exhibits



We have hard copy but we don't know how to upload.

EXHIBIT 1 Members of a Group

Ho Cheuk Fund has purchased 31,876,797 shares of common stock of Penn West Petroleum, accounting for 6.3474% of issued shares, calculated based on 502.2 million shares outstanding as of January 22, 2016.
Schedule 13D has been filed to the SEC.

On January 29, 2016, Grand Honest Limited, a related party of Ho Cheuk Fund, purchased 4,000,000 shares of common stock of Penn West Petroleum, or 0.7965% of issued shares calculated based on 502.2 million shares outstanding.

Collectively Ho Cheuk Fund and Grand Honest Limited own 35,876,797 common shares of Penn West Petroleum, accounting for 7.1439% of issued shares, calculated based on 502.2 million shares outstanding as of January 29, 2016.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 2, 2016

Signature /s/

Name/Title  Cheung Mui, Director

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)